Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Pubco emailed the following investor letter to investors on March 18, 2026 and intends to post the letter on the “Investor Updates” section of its website:

Greetings Machinists,

February was a month of strategic review as we took stock of the market entering 2026. We continue to make progress towards our SEC filing and head towards public launch later this year.

This letter shares our latest thoughts on

I. Ether Machine (ETHM) February Performance and Yield

II. Ethereum Technical & Ecosystem Update

As always, please feel free to reach out to us for any questions or follow up.

We look forward to the opportunity to reconnect with you all as we progress toward transaction closing. Thank you for your continued patience and support.

Respectfully,

Ether Machine

I. ETHM February Performance and Yield

All ETH held by Ether Machine remains fully staked onchain, and is actively generating yield. Our validators continue to generally outperform the network in terms of uptime and attestation performance:

Metric	Last quarter	Last 30 days
ETHM Validator Performance (migalabs)	99.85%	99.85%
Ethereum Network Performance (migalabs)	96.80%	98.12%
ETHM Annualized Staking Yield	2.91%	2.80%
Ethereum Network Avg. Yield (CESR)	2.85%	2.81%

These results reflect continued operational discipline across validator uptime, execution-layer optimization, and risk management. The infrastructure is performing.

Validator Transparency and Performance Rankings

Our commitment to operational transparency extends to real-time validator monitoring. ETHM validators from the first two private placement tranches are now publicly tracked on both Rated and Miga Labs dashboards, allowing investors and the broader market to independently verify our performance metrics at any time.

As of March 17, according to Rated, ETHM validators are the #1 most performant validator on the Ethereum network, and regularly maintain a position in the top 5 global validator operators. This ranking reflects our focus on execution-layer optimization, MEV capture efficiency, and attestation effectiveness,  all of which contribute directly to above-benchmark staking yields for shareholders.

We believe transparency in validator operations is essential for institutional-grade infrastructure providers, and these public dashboards provide continuous, third-party verification of our operational excellence.

II.  Ethereum Technical & Ecosystem Update

Our conviction in Ethereum as financial infrastructure is unchanged. The fundamental thesis continues to strengthen as usage metrics of the Ethereum network continue to grow:

Metric	February 2026
Unique Onchain ETH Token Holders	288.4M+
Ecosystem Total Value Locked (TVL)	~$295B
Stablecoin Supply on Ethereum	~$178B
Monthly Active Users	~14.7M (up ~60% vs. December)
Monthly Transactions	~62M
ETH Locked in Staking	~37.2M ETH (~30.8% of total supply)

Source: TokenTerminal, Beaconchain

AI Agents on Ethereum: A New Growth Market

February marked a significant inflection point in the AI-on-Ethereum narrative, as a separate and parallel use of the infrastructure beyond legacy financial rails. ERC-8004, a new token standard enabling AI agents to establish portable onchain identities and build verifiable trust layers, went live on mainnet in late January. Within a day of launch, over 20,000 AI agents were registered on the network, a signal of latent developer demand for autonomous agent infrastructure.

This development follows the Ethereum Foundation’s launch of its dAI Team in September 2025, a strategic initiative to position Ethereum as the coordination backbone for autonomous AI systems and agentic payments. Combined with ERC-8128 — a standard for AI cryptographic communication that avoids API key leaks for security — these protocols form the foundational identity stack for AI agents operating onchain. The combination of programmable identity, secure agent-to-agent communication, and Ethereum’s settlement finality creates a unique infrastructure layer for AI coordination that we believe no other blockchain currently offers at this scale.

Institutional Momentum and Infrastructure Expansion

Institutional adoption continues to accelerate. In February, BlackRock announced its integration with Uniswap, deepening the convergence between traditional finance and decentralized liquidity infrastructure. Robinhood launched its public testnet for Robinhood Chain, an Ethereum Layer-2 network, doubling down on its roadmap for tokenized stocks onchain.

Fidelity’s FIDD stablecoin product announcement in January follows other financial giants launching onchain last year: JP Morgan, Franklin Templeton and Amundi all announced their tokenized money market funds. When institutions deploy real capital and regulated products onchain, Ethereum consistently remains the settlement layer they choose for uptime, security, liquidity and scalability, and the pattern is consistent across asset management, banking, and payments.

Staking Highs and Network Maturity

Ethereum’s staking participation reached a historic high in February: approximately 37 million ETH are now locked in staking, representing roughly 30% of the total supply. This milestone reflects sustained validator confidence in the network’s economic security model and long-term sustainability. The depth of staked capital also reinforces Ethereum’s positioning as the most economically secured smart contract platform globally.

The Ethereum opportunity is real, growing, and increasingly institutional. AI agent coordination, growing institutional tokenization, and onchain identity are no longer speculative narratives, they are live infrastructure buildouts with measurable developer and capital commitments.

We appreciate your continued support and engagement.

Best,

Ether Machine

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 6, 2026 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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